Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: February 21, 2017

Excerpts from Fairfax 2016 Year End Results Conference Call:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Moderator: Prem Watsa

February 17, 2017

7:30 am CT

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Prem Watsa:                                                  […]

In December 2016, Fairfax entered into an agreement to acquire Allied World, a market-leading global property, casualty and specialty insurer and reinsurer.  Under the terms of this agreement, Allied World shareholders would receive a combination of Fairfax subordinate voting shares and cash, equal to $54 per Allied World share, for a total equity value of approximately 4.9 billion.

In January 2017, the Company entered into an agreement, pursuant to which, almost will invest 1 billion in order to indirectly acquire approximately 21% of the issued and outstanding shares of Allied World, simultaneously with the acquisition of Allied World.  We are in the final rounds of negotiations with a number of parties that are interested in following OMERS’ lead as co-investors.  And we are confident that we will be able to raise an additional 500 million and potentially up to 1.5 billion.

We continue to work with partners to utilize the remainder of the option.  The transaction remains subject to a number of regulatory approvals and certain Allied World shareholder approvals.  Closing of the transaction is expected to occur in the second quarter of 2017.

Over 31 years, our decentralized approach and our fair and friendly culture have attracted many companies to join us in property and casualty insurance and elsewhere.  We are the first choice for many good companies and management teams, both from an acquisition point of view as well as the financing.  Let me explain how it works from a management standpoint.

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Allied World, built by Scott Carmilani and his team have an outstanding track record and will continue to be run by Scott working with Andy.  We discussed this in our December 19, 2016 conference call, and we said this would be a transformative acquisition for Fairfax.  For all of you shareholders who happen to have a transcript, or look at the presentation, I’d recommend going and reviewing that.

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Tom MacKinnon:                      Yes.  And I think terms of Allied World, there’s really 2.7 billion more needed.  There’s this talk about OMERS with a billion you…

Prem Watsa:                                                  Yes.  So…

Tom MacKinnon:                      …so that’s 1.7 billion more.  Are you - how comfortable are you in terms of raising that from potentially outside parties?

Prem Watsa:                                                  And so, Tom, we’ve got a billion from OMERS, and we’ve said in my prepared comments, I said we’re very confident of another 500 million.  So that’s a billion and a half.  That billion and a half, Tom, (that we will) give Allied World shareholders in cash, that’ll be like Brit — 70% Fairfax, 30% partners.

If we get another billion, then it’ll be like 50%, 51% Fairfax, 49% partners.  So that’s the split.  We have - we think - we feel confident, as I said, for a billion and a half, so, which is a 70-30 split.  And if we get the additional billion, then we would be more like 50-50, 51 for us, 49.  We’ll always control the company.  And we expect to retire this over time, just like we did.  We have the ability to buy back these shares over time, you know, five years, seven years basically.

And so if we do a 70-30 and we’ve issued the 30%, 70-30, and then we’ve issued some shares, the shares that we would issue, the 70-30 split term, would be approximately, you know, 23-1/2%.  So that means if we go over to billion and a half, if you will bear with me, we’re issuing $14 per share of Allied World in common shares, and we’re issuing, you know, the 30% comes in in cash and the 70% will be in shares, a part of it will be in shares.  And so net-net, Fairfax’s shares outstanding will grow up by - will go up by 23-1/2%, if we only do 1-1/2 billion in financing for that $30 a share.

So, everything in the company with Allied, as I’ve mentioned before, goes up a third.  The premiums go up by a third.  The investment portfolio goes up by a third.  But the shares outstanding will only go up by 23-1/2%.

If we get - if we get 2.4 billion, you know, which is, you know, which gives us 51%, then the shares outstanding go up by about - only they go up by only 15%.  So if we have more cash come in, and that’s not guaranteed, as you know, but if - we’re working with many partners, as I’ve said.  But if that does come in, then the shares that we would issue would be much less.

In our minds, if that doesn’t come in, we’ll just think of using cash flow from Allied World to buy back our stock that we would have issued in excess of what we wanted to issue.  So that’s how we’re thinking about it.  And - but at the moment it looks like our shares outstanding will be up by about 23-1/2%.

But on March 3rd is when we have to announce how much cash, how much shares.  And we will do [it by] that date.

Tom MacKinnon:                      Okay.  And how come you can’t use any of this - or why would you be able to use a substantial amount of this 10 billion in cash?  Is that just because it sits in operating insurance subsidiaries that…

Prem Watsa:                                                  Yes…

((Crosstalk))

Prem Watsa:                                                  …insurance companies, at time it sits in (unintelligible) insurance companies, you know, maybe in the United States, but all over the - all over the world.  And we’ll invest that, you know, because a lot of that was invested - and most of that was invested in bond portfolios.  And so we, you know, the interest rates are going up some, so, cash is not a bad thing to have, you know, five-year treasuries are at 2% in that area.  So, you know, we’ll - we get some interest income, but over time we’ll be investing that, as I said earlier.

Tom MacKinnon:                      And sorry, what was the significance of the March 3rd date?  What was - sorry, was that?

Prem Watsa:                                                  March 3rd is the date when we have to let Allied World shareholders know, of that $30 in cash or shares, how much is going to be in cash, how much is going to be in shares.

Tom MacKinnon:                      Okay.  Thanks.

Prem Watsa:                                                  So the way to look at Allied World is, think of it as fully funded.  It’s either cash or shares.  And the only point we have to make on March 3rd is that whether it’s going to be in, you know, whether we’re going to put 1-1/2 billion in cash or 2 billion in cash or 2-1/2 billion in cash, that we have to announce then.  And then subject to regulatory approval, sometime in the second quarter, maybe late in the second, is when the approval we expect to come.

Tom MacKinnon:                      Thanks for that, Prem.

Prem Watsa:                                                  Okay.  That’s terrific, Tom.

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Mark Dwelle:                                               Thank you, that’s very helpful.

And then the second question I had was the net written premium volume at Brit fell off fairly substantially in the fourth quarter on a year-over-year basis.  And I was wondering if there was any change there.  I know that pricing has been under pressure for Brit, but that was a much steeper decline than was suggested by just pricing alone.

Prem Watsa:                                                  Yes.  You know, pricing is under pressure, yes.  But not huge, zero to 5% in all our companies across the world.  You know, some closer to flat, some closer to 2% or 3%, and some a little more.  In the case of Brit, in the direct insurance businesses, it might have been down 2.9%, Mark.  And in the reinsurance business, you know, like 4-1/2%, 5% in terms of pricing.

So there our charge to all our insurance companies is not to focus on the top line.  And if they had to reduce it, they reduce it.  We don’t even think twice about that.  And so we’re not focused on premium at all.  We’re focused on combined ratios and good reserving.  And I can tell you, at the end of the year, our reserves are very good, in very good shape, and our management teams all over the world are very much focused on (unintelligible) and on an underwriting basis we have had an outstanding year, another very good year, and our reserves are in good shape.

And so, you know, we are writing 10 billion in gross premium all over the world, and with all these different management groups that have been with us for a long time, I must say that that’s a very stable operation.  And Scott Carmilani and Allied World, they’ve run it for 15 years, that’s going to be such a good fit, it’s going to be no integration problems.

No synergies that we expect from them in terms of cash synergies, but of course in terms of revenue synergies over time we expect that’ll take place.  But there are no cost synergies.  You’ll never hear us talk about, you know, 100 million, 200 million of synergies.

And we think that’s a huge plus, as I’ll remind you, Allied World had overturned an equity of 12% over the last, you know, 15 years.  And if you look at the 10-year returns on the investment portfolios, approximately 3.9% I think it is — Peter?  And our 10-year return, in spite of very not good returns in the last five, our 10-year returns are approximately 7%.  And you put our 7% on the combined ratios and you get a 20% return on equity.  That 12% becomes 20.  That’s basically what whole Fairfax was built and it will continue to be the case over time.

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